SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of November, 2004.

Contents:

Enclosure 1. Press release re: Additional Listing

BioProgress PLC

23 November 2004

BioProgress plc (the ‘Company’)

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage market, advises that on 16 November 2004 Larry Shattles, a director of the Company, and persons connected to him were allotted and issued a total of 341,373 new ordinary shares of £0.01 each in the capital of the Company (the ‘New Shares’) in consideration for the transfer to the Company of an equivalent number of shares of series C preferred stock in BioProgress Technology International, Inc, previously owned by Larry Shattles.

Following the allotment Larry Shattles resultant holding of ordinary shares of £0.01 each in the capital of the Company is 341,373 representing approximately 0.30% of the Company’s issued ordinary share capital.

Application will be made for the New Shares to be admitted to trading on the Alternative Investment Market of the London Stock Exchange plc. Admission of the New Shares is expected to become effective on 26 November 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Elizabeth Edwards
Dated: November 25, 2004	Elizabeth Edwards
Chief Financial Officer